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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November   , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

www.excellonresources.com

EXCELLON REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS

Toronto, Ontario – November 16, 2021 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three- and nine- month periods ended September 30, 2021.

Q3 2021 Financial and Operational Highlights (compared to Q3 2020)

●	Revenues of $9.2 million (Q3 2020 – $9.9 million)
●	Gross profit of $1.8 million (Q3 2020 – $2.7 million)
●	Total cash cost net of byproducts per silver ounce payable improved to $11.02 (Q3 2020 – $12.55)
●	All-in sustaining cost (“AISC”) per silver ounce payable increased to $21.52 (Q3 2020 – $19.09), partially due to increased underground exploration at Platosa following up on the discovery of the 817 Zone, a new, high-grade and vertical zone of mineralization, with the discovery hole intersecting 2,860 g/t silver equivalent (“AgEq”) over 7.5 metres
●	Production cost per tonne of $281 per tonne (Q3 2020 – $227 per tonne)
●	Fifth consecutive quarter of over 21,000 tonnes mined and milled, with sizeable stockpiles of ore and concentrate at quarter-end that were processed and/or delivered in early October
●	Exploration expenditures increased 27% to $2.5 million (Q3 2020 – $2,001), with increased drilling expenditures at Silver City
●	Cash and marketable securities of $5.0 million at September 30, 2021 (December 31, 2020 – $10.7 million)

“Platosa continued to generate cash in Q3, which allowed us to realize our highest quarterly exploration expenditure since Q1 2013,” stated Brendan Cahill, President and CEO. “We continue to drill with two rigs at Silver City and aggressively follow-up on the 817 Zone at Platosa, where we discovered a new, high-grade and vertical zone of mineralization beneath an area that was mined in 2017. We expect to release new results from 817 shortly.”

“Revenues and costs have remained fairly stable over the past five quarters, though we have seen certain increases for electricity and labour – the latter due to labour law amendments in Mexico that took effect in Q3. Strong base metal prices and strengthening silver prices were beneficial in Q3 and have subsequently increased further. We also had ore in stockpile representing approximately 58,000 AgEq ounces at quarter-end, which will contribute to Q4 sales.”

“We continue to seek a just resolution regarding the judgment received in Q3 against our subsidiary, San Pedro Resources. As stated previously, we do not expect this judgment to impact any of our other assets, including Platosa, Kilgore, Oakley and Silver City or foresee any significant cash outflow from Excellon or San Pedro. Under accounting rules, however, we were required to take a provision for this litigation, which had a significant non-cash impact on our financial results. Despite the injustice of this judgment, we remain open to a fair and rational settlement with the plaintiff, while also pursuing avenues through our labour, community and government relationships and investigating remedies under international law. San Pedro continues to operate in the ordinary course.”

Financial Results

Financial results for the three- and nine- month periods ended September 30, 2021 and 2020 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q3 2021	Q3 2020	9-Mos 2021	9-Mos 2020 (7)
Revenue (1)	9,151	9,857	28,649	16,105
Production costs	(5,567)	(5,875)	(17,533)	(13,994)
Depletion and amortization	(1,809)	(1,269)	(5,372)	(3,204)
Cost of sales	(7,376)	(7,144)	(22,905)	(17,198)
Gross profit (loss)	1,775	2,713	5,744	(1,093)

Corporate administration	(1,453)	(1,502)	(5,436)	(5,009)
Exploration	(2,538)	(2,001)	(5,411)	(2,631)
Other (1) (2)	(22,283)	(934)	(23,121)	(367)
Impairment loss	(752)	-	(752)	-
Net finance cost	(688)	(292)	(2,438)	(1,829)
Income tax recovery (expense)	(4,921)	1,776	(4,913)	919
Net loss	(30,860)	(240)	(36,327)	(10,010)
Adjusted net loss (2)	(4,775)	(240)	(10,242)	(10,010)
Loss per share – basic and diluted	(0.94)	(0.01)	(1.12)	(0.36)
Adjusted loss per share – basic and diluted	(0.15)	(0.01)	(0.31)	(0.36)
Cash flow from (used in) operations (3)	(9)	223	1,892	(5,513)
Production cost per tonne (4)	281	227	284	324
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	11.02	12.55	12.14	16.93
AISC per silver ounce payable ($/Ag oz) (5)	21.52	19.09	24.79	29.08
Realized prices:(6)
Silver – ($US/oz)	24.11	24.82	25.71	20.18
Lead – ($US/lb)	1.07	0.84	0.99	0.80
Zinc – ($US/lb)	1.36	1.10	1.31	0.99

(1)	Revenues are net of treatment and refining charges (“TC/RCs”). Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the comparative period reclassification of foreign exchange differences on provisionally priced sales.
(2)	Adjusted net loss excludes $22.3 million related to the Provision for litigation (included in Other expenses), the related $0.8 million impairment loss and $3.1 million deferred tax asset derecognition (included in Income tax expense).
(3)	Cash flow from operations before changes in working capital.
(4)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(5)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs. The comparatives have been revised to conform with the current allocation.
(6)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(7)	Results for the comparative nine-month period ended September 30, 2020 were impacted by the suspension of mining operations by the Government of Mexico from April 2nd to June 1st, 2020 (the “Suspension”) in response to the COVID-19 pandemic.

Revenues decreased by $0.7 million (or 7%) during Q3 2021 compared to Q3 2020, driven by a 5% decrease in silver-equivalent ounces payable and a 3% decrease in the realized silver price, partly offset by 27% and 24% increases in realized lead and zinc prices, respectively. Revenue increased by $12.5 million (or 78%) for the 9-Mos 2021, reflecting the impact of higher metal prices ($7.5 million) and higher volumes sold ($5.0 million). As discussed above, the Suspension resulted in negligible metal sales and revenue during Q2 2020, which impacted 9-Mos 2020.

In 9-Mos 2021, Platosa generated net cash inflow of $6.3 million (9-Mos 2020 – outflow of $4.0 million) from collected revenue of $30.6 million (9-Mos 2020 – $15.2 million) net of production costs of $18.5 million (9-Mos 2020 – $13.7 million) and capital expenditures of $5.8 million (9-Mos 2020 – $5.5 million).

Cost of sales increased by $0.2 million during Q3 2021, primarily driven by an increase of $0.5 million in depletion and amortization as a result of the amortization of assets commissioned since Q3 2020, and partly offset by a $0.3 million decrease in production costs mainly driven by a variance in the inventory adjustment relating to the build-up of ore and concentrate inventories at period end. Cost of sales increased by $5.7 million for the nine-month period ended September 30, 2021 relative to the comparative period, primarily due to the Suspension.

Administrative expense in Q3 2021 were consistent with Q3 2020. Administrative expenses increased by $0.4 million during 9-Mos 2021 mainly due to higher insurance expense relating to the Company’s NYSE American listing, which was completed in late Q3 2020.

Increased exploration expense in Q3 2021 primarily reflects drilling expenditures at the Silver City Project which increased $0.5 million compared to the comparative period. During 9-Mos 2020, Exploration programs were limited by the initial outbreak of COVID-19 globally in 2020 resulting in lower expenditures.

As announced on August 10, 2021, the Company received the formal written decision regarding the litigation involving the Company’s subsidiary, San Pedro Resources (“San Pedro”), in respect of the La Antigua mineral concession (the “Judgment”). The Company recorded a Provision for litigation of $22.2 million in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets (included in Other Expenses). The uncertainty related to the Judgment also contributed the $0.8 million impairment loss and the $3.1 million deferred-tax asset derecognition (included in income tax expense). Excluding the Provision for litigation, other expense decreased by $0.9 million in Q3 2021, as Q3 2020 included unrealized losses on marketable securities and warrants and unrealized foreign exchange losses that were not significant in Q3 2021. For 9-Mos 2021 compared to 9-Mos 2020, the $0.5 million increase in other expenses before the Provision for litigation mainly reflects changes in the values of marketable securities and warrants, partly offset by a decrease in foreign exchange losses.

Net finance expense in Q3 2021 consists primarily of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020. Net finance expenses for Q3 2020 included a $0.3 million unrealized gain on currency hedges, which have since been settled.

Net finance expense of $2.4 million for 9-Mos 2021, was $0.6 million higher than 9-Mos 2020, reflecting interest on the Convertible Debentures ($2.4 million, of which $0.6 million relates to coupon interest and $1.8 million represents the accretion of the face value of the Convertible Debentures), which exceeds prior-year interest costs of $1.1 million ($0.4 million on Convertible Debentures and $0.7 million interest on the $6 million credit facility with Sprott Private Resource Lending II (Collector), LP), partially offset by a $0.7 million unrealized loss on currency hedges in 2020, which have since been settled at a net realized loss of $40,000.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Convertible Debentures. The Company is monitoring and assessing whether the Judgment and actions taken by the plaintiff to date in connection with enforcing the Judgment could be considered to constitute an event of default under the trust indenture dated July 30, 2020 governing the outstanding Convertible Debentures (the “Indenture”). While the Company does not consider that an event of default has occurred under the Indenture, the Debenture holders may try to take the position that an event of default has occurred under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects. San Pedro has not received any notice that the plaintiff has initiated any insolvency proceedings or any enforcement proceedings that could result in San Pedro losing control of the toll milling operations.

Adjusted net loss increased by $4.5 million in Q3 2021 over Q3 2020, mainly due to lower gross profit (by $1.0 million) and a $3.6 million change in tax expense reflecting the Q3 2021 non-cash utilization of deferred tax assets ($1.2 million) to offset taxable profits, the derecognition of deferred tax assets as a result of a legal restructuring of subsidiaries in response to changes in Mexican labour laws ($0.3 million), and the $1.8 million non-cash recovery of deferred taxes in Q3 2020. Exploration and finance expenses increased (by $0.5 million and $0.4 million respectively), while unrealized foreign exchange losses improved by $0.7 million. For 9-Mos 2021, adjusted net loss increased $0.2 million mainly driven by improved gross profit in 2021, as discussed above, more than offset by increases of $2.8 million in exploration expenses and $2.8 million in tax expense, relative to the comparative period.

Total cash cost per silver ounce payable decreased by 12% for the three-month period ended September 30, 2021 relative to the comparative period, primarily driven by a 15% or $0.6 million decrease in cash costs net of by-product credits, reflecting a 29% or $0.7 million reduction in TC/RCs, partly offset by a 3% decrease in silver ounces payable in 2021.

Total cash cost per silver ounce payable decreased by 28% for the 9-Mos 2021, primarily driven by a 41% increase in silver ounces payable in 2021 as the comparative period was impacted by negligible production in Q2 2020 due to the Suspension.

AISC per silver ounce payable increased by 13% in Q3 2021 relative to Q3 2020 due to the impacts of lower silver ounces payable (4%) and higher all-in sustaining costs (9%). The $0.5 million increase in all-in sustaining costs was primarily driven by a $0.6 million increase in sustaining capital expenditure, a $0.3 million increase in sustaining exploration expenditure, and partly offset by total cash costs which decreased by $0.6 million or 15% as discussed above.

AISC per silver ounce payable decreased by 15% for 9-Mos 2021 relative to 9-Mos 2020, primarily driven by a 41% increase in silver ounces payable in 2021 as 9-Mos 2020 was impacted by the negligible production realized in Q2 2020 due to the Suspension.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021 and 2020, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.com/edgar.

The discussion of financial results in this press release includes references to “adjusted loss”, “adjusted loss per share”, “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three- and nine-month periods ended September 30, 2021 and 2020, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance was as follows, for the periods indicated below:

	Q3	Q3	9-mos	9-mos
	2021	2020	2021	2020 (4)
Tonnes mined:	21,592	21,877	64,576	45,046
Tonnes milled:	21,302	22,612	64,712	42,942
Grades:
Silver (g/t)	526	483	513	510
Lead (%)	4.89	5.26	5.13	5.34
Zinc (%)	5.38	6.81	6.2	6.80
Recoveries:
Silver (%)	90.9	93.0	89.2	91.4
Lead (%)	81.2	85.5	80.5	84.0
Zinc (%)	78.3	80.9	77.5	78.3
Production(1)
Silver – (oz)	326,706	326,909	951,466	642,109
AgEq ounces (oz)(2)	521,160	524,312	1,527,287	1,082,978
Lead – (lb)	1,868,018	2,227,511	5,894,807	4,247,172
Zinc – (lb)	1,977,593	2,746,328	6,846,188	5,036,098
Payable:(3)
Silver ounces – (oz)	299,508	310,295	853,329	605,101
AgEq ounces (oz)(2)	463,452	485,841	1,333,239	1,001,710
Lead – (lb)	1,715,670	2,183,574	5,311,195	4,038,174
Zinc – (lb)	1,556,559	2,287,459	5,404,894	4,353,738
San Sebastián ore processed (t)				4,785

(1)	Subject to adjustment following settlement with concentrate purchaser.
(2)	AgEq ounces established using average realized metal prices during the period indicated, applied to the recovered metal content of the concentrates.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	Results for the comparative nine-month period ended September 30, 2020 were impacted by the Suspension.

Mine performance in Q3 2021 continued to benefit from leadership updates in the superintendencies of geology, technical services and maintenance, which have led to improvements in mine planning, geological interpretation and equipment reliability. Silver grades in Q3 2021 were 9% higher than the comparative period, with lower lead and zinc grades relative to Q3 2020, reflecting variation in the mantos mineralization. Recoveries were lower than Q3 2020 due to lower base metal feed grades and flotation performance. Grind size, reagent additions and cell operating-parameter modifications took place late in Q3 2021, which improved the recovery performance overall. The modifications are being closely monitored for ongoing sustainability. Metallurgical investigation is being performed on concentrate and feed samples in XPS lab (QUEMSCAN) under the supervision of Excellon’s independent metallurgical consultancy. Ore stockpiles at September 30, 2021 comprised 2,252 tonnes of mineralized material reflecting unprocessed and unsold production of approximately 58,000 AgEq ounces.

COVID-19 Update

Excellon continues to benefit from robust measures to prevent COVID-19 among the workforce and local communities and to monitor the effectiveness of these measures in mitigating any potential impact on business activities. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate. Vaccination programs are progressing well in Mexico, with 100% and over 94% of the Company’s workforce having received first and second vaccinations, respectively.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: November 16, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer